Law Department

The Lincoln National Life Insurance Company

1300 South Clinton Street

Fort Wayne, Indiana 46802

Mary Jo Ardington

Associate General Counsel

Phone: 260-455-3917

MaryJo.Ardington@LFG.com

VIA Email & EDGAR

May 13, 2013

Alberto H. Zapata

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, NE

Washington, DC 20549-8629

Re:           Lincoln National Variable Annuity Account L

The Lincoln National Life Insurance Company

Initial Registration Statements on Form N-4

Filing Nos.: 333-187072, 333-187071, 333-187070, 333-187069

Dear Mr. Zapata:

This letter is in response to your letter of May 3, 2013 and replaces our response letter dated May 10, 2013.

1.  General Comments

 a.

Unless otherwise indicated, please make conforming changes to the other three filings referenced above, as applicable. Wherever a comment has applicability to more than one prospectus, please identify the prospectus for which changes were made in a letter responding to these comments.

 b.

Please clarify supplementally whether there are any types of guarantees, credit enhancements or support agreements with third parties to support any of the company’s guarantees under the contract or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

 c.

Please confirm that all capitalized terms have been defined in the text prior to first use or in the glossary. Confirm that all such defined terms appear consistently as capitalized defined terms throughout the prospectus.

Response:

 a.

 Conforming changes have been made to all of the registration statements listed above. In all cases, the specific changes addressed in this response letter are for 333-187072.

 b.

There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the contract. The company will be solely responsible for paying out on any guarantees associated with the contracts.

 c.

 All capitalized terms have been defined in the “Special Terms” section (pg. 3) and are consistently capitalized throughout the prospectus.

2.  Contract Name

Please explain, supplementally, how the name of the contract – “Secured Retirement Income” – is appropriate.

Response:

The name of the product, Lincoln Secured Retirement IncomeSM, refers to the primary reason that pension plan participants allocate purchase payments to this variable annuity contract.  A participant (and spouse if elected) will receive a percentage of the Income Base as retirement income for life that is not affected by market declines. The term “secured” refers to the fact that the participant can rely on a specific retirement income stream. Participants can choose to allocate a percentage of their retirement plan assets to this contract and can depend on a certain level of guaranteed income regardless of their account value.  The retirement income benefit is not an optional rider; all participant accounts will contain this benefit. Therefore, the main reason a participant allocates assets to this contract is to secure a minimum level of retirement income.

We feel this product name is appropriate in light of the purpose of the product.

3.  Purchase Payments Under the Contract

 a.

In the first sentence of the third paragraph of the cover page, the registrant states that Purchase Payments for benefits on a variable basis will be placed in the Variable Annuity Account (VAA).  In the next sentence and later in the paragraph, a variable option is discussed.  Given that there are no fixed options under this contract, please change this disclosure to clarify that there is no other option under this contract other than the variable account.

 b.

 Please survey the prospectus and identify and clarify all disclosure indicating that there is a fixed account or other option for allocation of Purchase Payments other than the VAA.

Response:

This disclosure has been updated throughout the prospectus (see pages 1 and 3).

4.  Available Fund

The staff understands that the fund available under the contracts intends to change its name in the near future. Please supplementally inform the staff how and when this change will be reflected in the contract prospectus.

Response:

Contractowners will be notified of these name changes by a prospectus supplement immediately following the prospectus filing by the fund, which is scheduled on or around June 18.

5.  Fee Table

Please revise the fee table to include the annual maximum and current Guaranteed Withdrawal Benefit Charge (2.4% and 1.0%, respectively). The monthly deductions of 0.17% and 0.083% may be disclosed in footnotes.

Response:

The annual charges have been added to the fee table, and the monthly charges have been moved to the footnote.

6.  Examples (p. 6)

The examples do not appear to have been calculated using the assumptions disclosed in thepreceding paragraph. Please revise as appropriate.

Response:

We have confirmed that the examples are calculated correctly, assuming the maximum fees and expenses of the fund, the guaranteed maximum contract charges and a 5% annual return on assets.

7.  Additions, Deletions, or Substitutions of Investments (p. 10)

Please disclose that, at all times, at least one variable investment option will be available under the contracts.

Response:

At least one variable investment option will be available under the contracts at all times. This disclosure has been added.

8.  Guaranteed Withdrawal Benefit Charge (p. 11)

Please include disclosure in this section of the Guaranteed Withdrawal Benefit Charge on anannual basis, including the maximum annual percentage charge.

 Response:

 This disclosure has been revised to include annual charges.

9.   Annuity Options (p. 19)

Please disclose whether the annuity options available are variable or fixed. Also, please note thatthe default annuity must be variable under a variable annuity contract unless only fixed annuityoptions are available.

Response:

Only fixed annuity options are available under this contract.

10.  Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements.

Response:

 All required financial statements, exhibits, consents and other disclosure will be filed with the pre-effective amendments.

11.  Powers of Attorney

Please provide powers of attorney that relate specifically to the registration statements as required by Rule 483(b) of the Securities Act of 1933 (“Securities Act”). Each power of attorney must either a) specifically identify the Securities Act registration number of the initial filing, or b) prior to the receipt of a Securities Act registration number, specifically describe or name the contract that is the subject of the registration statement.

Response:

An updated power of attorney relating specifically to the registration statements will be filed with the pre-effective amendments.

12. Tandy Representations

In regards to the referenced filings, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account L (together “Lincoln”) acknowledge the following:

 •

 Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

 •

 The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

 •

 Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 260-455-3917 should you have any questions or additional comments.

Sincerely,

Mary Jo Ardington

Associate General Counsel


EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses, benefit charges and fund fees and expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% annual return on assets and the maximum fees and expenses of the fund. The examples also assume that the guaranteed maximum contract charges are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $285        $874       $1,487       $3,140

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $285        $874       $1,487       $3,140

For more information - See Charges and Other Deductions in this prospectus.
These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions
What kind of contract is this? It is a group variable annuity contract between the Contractowner and Lincoln Life that will provide a Guaranteed Withdrawal
Benefit to Participants who have allocated Purchase Payments to this contract.
See The Contracts. This prospectus provides a general description of the contract. Certain benefits, features, and charges may vary in certain states.
You should refer to your contract for any state-specific provisions. All material state variations are discussed in this prospectus.

What is the Variable Annuity Account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to the Subaccount. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. Remember that Contractowners and Participants in the VAA benefit from any gain, and take a risk of any loss in the value of the securities in the fund's portfolios. See Variable Annuity Account.

What is my investment choice? The VAA applies your Purchase Payments to buy shares in the LVIP Protected Profile Moderate Fund (fund). In turn, the fund holds a portfolio of securities consistent with its investment policy. See
Investments of the Variable Annuity Account - Description of the Fund.

Who invests the money? The investment adviser for the fund is Lincoln
Investment Advisors Corporation. See Investments of the Variable Annuity
Account - Description of the Fund.

How does the contract work? If we approve your application, we will send you a contract. When you make Purchase Payments, you buy Accumulation Units. This contract will provide Participants with a Guaranteed Withdrawal Benefit if all conditions are met. If you or the Participant, if applicable, decides to annuitize the Participant Account Value to receive an Annuity Payout, the
Accumulation Units are withdrawn to provide a fixed Annuity Payout.
Participants receive a group annuity certificate which covers their rights in the group annuity contract which include the right to receive a Guaranteed
Withdrawal Benefit, a Death Benefit or an Annuity Payout if conditions are met.
The Participant's share of the Contract Value is called the Participant Account
Value. See The Contracts.

What charges are there under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk and administrative charge. There is an additional, monthly charge for the
Guaranteed Withdrawal Benefit. See Expense Tables and also the Charges and
Other Deductions section of this prospectus.

The fund's investment management fee, expenses and expense limitations, if applicable, are more fully described in the Expense Tables and also the prospectus for the fund.

For information about the compensation we pay for sales of contracts, see
Distribution of the Contracts.

What Purchase Payments must be made, and how often? Subject to the minimum payment amounts, the payments are completely flexible. See The Contracts -
Purchase Payments.

What is the Guaranteed Withdrawal Benefit? This feature provides on an annual basis guaranteed lifetime periodic withdrawals up to a guaranteed amount
(referred to as Guaranteed Annual Income amounts) based on an Income Base,
Automatic Annual Step-ups to the Income Base, and the potential for age-based increases to the Guaranteed Annual Income amount. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate

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